

Mail Stop 3030

August 6, 2009

<u>Via U.S. Mail</u>

Mr. Jay Gottlieb
President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **RE: Spatializer Audio Laboratories, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 22, 2009**
> **File No. 0-26460**

Dear Mr. Gottlieb:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief